Exhibit 4(vi)

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary description of the securities is not complete and is qualified in its entirety by reference to our Certificate of Incorporation, our By-laws, and applicable provisions of the New York Business Corporation Law.

The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock, par value $0.025 per share, and 2,000,000 shares of Preferred Stock, par value $0.05 per share.

Rights of Our Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders do not have cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of shares represented at the meeting and entitled to vote on the matter is required for shareholder approval, except in the case of certain major corporate actions, such as the merger or liquidation of the Company, or the sale of all or substantially all of the Company’s assets, with respect to which, under the provisions of the New York Business Corporation Law, approval is required by the affirmative vote of more than two-thirds of all shares entitled to vote on the matter, whether or not represented at the meeting. An amendment to the Company’s Certificate of Incorporation requires approval by the affirmative vote by a majority or all shares entitled to vote, whether or not represented at the meeting.

Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities.

There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock.

Rights of Our Preferred Stock

The Board of Directors is authorized to issue Preferred Stock in one or more series from time to time and to determine, with respect to each series, its designation, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and on liquidation) and limitations. The Board of Directors, without the consent of shareholders, can issue Preferred Stock with voting and conversion rights, which could adversely affect the voting power of the holders of Common Stock. Shares of Preferred Stock issued by the Board of Directors can be utilized, under certain circumstances, as a method of making it more difficult for a party to gain control of the Company without the approval of the Board of Directors.

Rights Plan

As of September 25, 2018, the Company's Board of Directors adopted a shareholder rights plan designed to deter coercive or unfair takeover tactics and prevent an acquirer from gaining control of the Company without offering a fair price to shareholders. Under the plan, certain rights (“Rights”) were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on October 2, 2018. Each whole Right entitles the holder, under certain defined conditions, to buy one two-thousandths (1/2000) of a newly issued share of the Company's Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) at a purchase price of $5.00 per unit of one two-thousandths of a share. Rights attach to and trade with the shares of Common Stock, without being evidenced by a separate certificate. No separate Rights certificates will be issued unless and until the Rights detach from Common Stock and become exercisable for shares of the Series A Preferred Stock.

The Rights become exercisable to purchase shares of Preferred Stock (or, in certain circumstances, Common Stock) only if (i) a person acquired 15% or more of the Company's Common Stock, or (ii) a person commenced a tender or exchange offer for 10% or more of the Company's Common Stock, or (iii) the Board of Directors determined that the beneficial owner of at least 10% of the Company's Common Stock intended to cause the Company to take certain actions adverse to it and its shareholders or that such ownership would have a material adverse effect on the Company. The Rights Plan will expire on October 5, 2028.

Classification of Our Board of Directors

Each year one or more directors comprising one of the three Classes of the Board of Directors of the Company are proposed for election by the shareholders at the annual meeting, each to serve for a three-year term, and until the election and qualification of his or her successor. All Classes of Directors are as nearly equal in number as possible. The current term of Class 3 Directors will expire in 2019; the current term of Class 2 Directors will expire in 2020; and the current term of Class 1 Directors will expire in 2021.

Director Vacancies

Our By-laws provide that any vacancies on our Board of Directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum.

Advance Notice for Shareholder Proposals and Nominations

Our By-laws contain provisions requiring advance notice be delivered to the Company of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our Board of Directors. For both, a shareholder must give notice no later than 30 days before the meeting, except that, if less than 40 days’ notice or prior public disclosure is given to shareholders before the date of the meeting, then the notice must be presented no later than the close of business on the tenth day following the day on which the notice of meeting was mailed, or such public disclosure was made, whichever occurs first. The notice must contain the information required by our By-laws.

Special Meetings of Shareholders

Our By-laws state that special meetings of shareholders may be called by the President or the Board of Directors, and shall be called by the President at the written request of the holders of record of a majority of shares entitled to vote.

By-law Amendment

Our By-laws may be adopted, amended or repealed by the affirmative vote of the holders of a majority of all shares entitled to vote, whether or not represented at the meeting. By-laws may also be adopted, amended or repealed by the Board of Directors subject to being amended or repealed by the shareholders.

New York Business Combination Statute

We are subject to Section 912 of the New York Business Corporation Law, which regulates business combinations and generally prohibits an interested shareholder, defined generally as a person beneficially owning 20% or more of a corporation’s outstanding voting stock, from engaging in a business combination with the corporation for five years after first becoming an interested shareholder, unless the board of directors approves. After the five year period, the interested shareholder and the corporation may engage in a business combination if the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder or if certain fair price requirements are met.